SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ______ TO ______

For the fiscal year ended December 31, 2006

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8052

TORCHMARK CORPORATION
SAVINGS AND INVESTMENT PLAN
2001 Third Avenue South
Birmingham, Alabama 35233
205-325-4200
(Full title of the Plan)

TORCHMARK CORPORATION
3700 South Stonebridge Drive
McKinney, Texas 75070
972-569-4000
(Name of issuer of the securities held pursuant to the plan)

Index of Exhibits at page 12.
Total Number of pages is 14.

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the
Torchmark Corporation Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Torchmark Corporation Savings and Investment Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our 2006 audit was performed for the purpose of forming an opinion on the basic 2006 financial statements as a whole. The supplemental Schedule of Assets (Held At the End of the Year) as of December 31, 2006 (the "schedule") is presented for the purpose of additional analysis and is not a required part of the basic 2006 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2006 financial statements taken as a whole.

Deloitte & Touche LLP

June 22, 2007

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,	
	2006	2005
ASSETS		
Investments, at fair value:		
Torchmark Corporation common stock	$61,688,884	$68,937,773
Waddell & Reed Financial, Inc. class A common stock	7,052,341	6,893,384
Pooled separate accounts	39,292,323	38,371,775
Unallocated annuity contract	15,396,350	12,820,025
Short-term investments	2,728,923	2,498,971
	126,158,821	129,521,928
Accrued investment income	6,898	6,433
Net assets available for benefits at fair value	126,165,719	129,528,361
Adjustments from fair value to contract value for fully benefit responsive investment contracts	502,499	188,705
Net assets available for benefits	$126,668,218	$129,717,066

See accompanying notes to financial statements.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

	December 31, 2006	December 31, 2005
Investment income:		
Cash dividends - Torchmark and Waddell & Reed common stock	$716,907	$788,190
Dividends on pooled separate accounts and unallocated annuity contract	562,837	441,179
Interest income - short-term investments	56,177	55,565
	1,335,921	1,284,934
Net appreciation (depreciation) in fair value of investments	15,090,708	(1,072,180)
Contributions:		
Participant contributions	3,852,520	3,879,543
Employer contributions	1,699,099	1,703,638
	5,551,619	5,583,181
Benefits paid to participants	25,027,096	13,159,104
Net (decrease) increase in net assets	(3,048,848)	(7,363,169)
Net assets available for benefits:		
Beginning of plan year	129,717,066	137,080,235
End of plan year	$126,668,218	$129,717,066

See accompanying notes to financial statements.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies

The Torchmark Corporation Savings and Investment Plan (the "Plan") was adopted on February 15, 1982 by the Board of Directors of Torchmark Corporation ("Torchmark") and began operating on April 5, 1982.

Valuation of securities - The investment in common stock of Torchmark is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Torchmark common stock at December 31, 2006 and 2005 was $63.76 and $55.60, respectively.

The investment in Waddell & Reed Financial, Inc. ("Waddell & Reed") common stock is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Waddell & Reed common stock was $27.36 and $20.97 at December 31, 2006 and 2005, respectively.

Short-term investments are valued at cost, which approximates fair value.

The purchases and sales of securities are recorded on a trade-date basis.

The Plan offers a choice of various mutual funds via pooled separate accounts including (i) money market and bond funds which invest primarily in securities issued or guaranteed by the U.S. Treasury and certain U.S. Government agencies and instrumentalities that provide income that is generally not subject to state income tax, (ii) fixed-income mutual funds which invest in a diversified group of high-quality, fixed income investments, and, (iii) equity funds which invest in common stocks and consist of several individual investment options for various levels of risk tolerance. Investments in pooled separate accounts are recorded at the fair value of the underlying mutual funds, which are based on quoted market prices.

The Plan offers an investment in an unallocated annuity contract of the Plan trustee. The trustee maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by the trustee. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Contract value is equal to contributions received plus interest credited, less payments, withdrawals or transfers. The interest rate credited on the unallocated annuity contract varies based on a formula determined by the Plan trustee, but will not be less than a guaranteed floor interest rate determined annually. The interest rate credited during 2006 and 2005 was 3.80%. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value, for example, the Plan may not withdraw more than 20% of the beginning of the year balance of the contract without incurring a penalty. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. The trustee may not terminate the contract at any amount less than contract value.

NOTE A - Summary of Significant Accounting Policies (continued)

Basis of presentation - The accompanying financial statements have been prepared using the accrual method of accounting.

Use of estimates in the preparation of financial statements - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risks and uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for benefits.

Revenue recognition - Dividend income is recorded as earned. Torchmark and Waddell & Reed dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis.

Administrative expenses - Administrative expenses of the Plan are paid by Torchmark and its affiliates.

Federal income taxes - Torchmark received a determination letter dated November 12, 2002 from the Internal Revenue Service stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, is exempt from federal income tax. Although the Plan has been amended since receiving the determination letter, the administrative committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Adoption of new accounting guidance - The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit responsive contracts from fair value to contract value. Prior year balances have been reclassified accordingly. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP.

NOTE B - Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General - The Plan is a defined contribution profit sharing and retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Participant contributions - To be eligible to participate, an employee must complete a year of credited service with a sponsoring employer. Employees of Liberty National Life Insurance Company and United Investors Life Insurance Company (see below) must have been employed prior to January 1, 1995 to be eligible. Eligible employees, upon enrollment, can contribute up to 16% of their annual compensation, subject to certain limitations, and can direct the investment in their participant and employer accounts.

Participating employer contributions - Participating employers contribute to the Plan out of their current or accumulated earnings for the year, an amount equal to 50% of a participant's contributions (limited to 6% of participant's compensation).

Participant Accounts – Each participant's account is credited with the participant's contribution, the employer's matching contribution and allocations of Plan investment earnings based on the pro rata ownership share of the investment that generated the earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

At the end of 2006 and 2005, the following companies were participating employers in the Plan:

Liberty National Life Insurance Company, "Liberty National",
(Birmingham, Alabama)

United Investors Life Insurance Company, "United Investors",
(Birmingham, Alabama)

Globe Life and Accident Insurance Company, "Globe",
(Oklahoma City, Oklahoma)

American Life and Accident Insurance Company, "American Life", a subsidiary of Globe,
(Dallas, Texas)

United American Insurance Company, "United American",
(Dallas, Texas)

Torchmark Corporation, "Torchmark"
(Birmingham, Alabama)

Globe Marketing Services, Inc., "Globe Marketing"
(Oklahoma City, Oklahoma)

All participating employers are either direct or indirect wholly owned subsidiaries of Torchmark.

NOTE B – Description of Plan (continued)

Vesting provisions - Participants have a fully vested and non-forfeitable interest in their own account. The participant's employer account is vested in accordance with the following schedule:

Years of Credited Service	Applicable Non-forfeitable Percentage
less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

Benefit payment provisions – At termination of employment, participants may withdraw all of their participant account and the vested portion of their employer account. Participants may make in-service withdrawals of all or a portion of their participant account and all or a portion of their employer account, if fully vested. If any portion of the employer account is withdrawn, the participant may not make contributions to the Plan for twelve months following such withdrawal. Benefits are recorded when paid. Participants are charged a $25 fee for processing an in-service non-emergency withdrawal. These fees are deducted from the proceeds paid to the participant and are reflected in the financial statements in "Benefits paid to participants."

Termination of the Plan - Although it has expressed no intent to do so, Torchmark has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is partially or completely terminated, each affected participant will become fully vested in his employer contribution account.

Forfeitures - If an employee incurs five consecutive "one year breaks in service" for any reason other than death or normal retirement, and is not 100% vested in the employer contribution account, then the non-vested portion of the employer contribution account is forfeited. Forfeitures are applied to reduce subsequent contributions of the employer. The plan had forfeitures of $23,366 and $22,125 for 2006 and 2005, respectively.

NOTE C - Investments

The following table presents the investments of the Plan's net assets:

	December 31, 2006	December 31, 2005
Pooled Separate Accounts:		
Oppenheimer Capital Appreciation	$ 5,548,896	$ 7,036,125
Fidelity Advisor Equity Growth	2,852,587	2,936,232
Fidelity Advisor Mid Cap	4,124,854	4,700,928
ING Intermediate Bond	756,472	946,710
ING GNMA Income Bond	1,281,207	1,457,666
ING VP Strategic Allocation Balanced Portfolio	153,928	115,575
ING VP Strategic Allocation Growth Portfolio	325,596	168,433
ING VP Strategic Allocation Income Portfolio	251,403	12,956
Pioneer High Yield	1,049,882	915,349
Templeton Global Bond	1,385,712	1,411,181
Income Fund of America	3,774,786	2,890,065
AIM Global Health Care	2,426,942	3,811,628
EuroPacific Growth	5,408,822	4,051,520
Fidelity VIP Contrafund	3,379,998	2,429,504
Baron Growth	2,039,397	2,345,485
Lord Abbett Small Cap Value	3,004,351	2,626,429
T. Rowe Price Science & Technology	392,113	515,989
J. P. Morgan Mid Cap Value Portfolio[1]	58,028	0
ING American Century Small-Mid Cap Value Portfolio[1]	472,986	0
T. Rowe Price Equity Income Fund[1]	604,363	0
	$39,292,323	$38,371,775
Unallocated Annuity Contract – ING Fixed Account	$15,396,350	$12,820,025
Torchmark Corporation common stock	$61,688,884	$68,937,773
Waddell & Reed Financial, Inc. class A common stock	$ 7,052,341	$ 6,893,384
Investors Bank & Trust Investcash Fund	$ 2,728,923	$ 2,498,971

1. J. P. Morgan Mid Cap Value Portfolio, ING American Century Small-Mid Cap Value Portfolio and T. Rowe Price Equity Income were new funds as of January 3, 2006.

During the years ended December 31, 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31, 2006	December 31, 2005
Common stocks	$ 10,758,198	$ (3,511,641)
Pooled separate accounts and unallocated annuity contract	4,332,510	2,439,461
	$ 15,090,708	$ (1,072,180)

NOTE D - Related Party Transactions

Plan participants are allowed to purchase and sell the common stock of Torchmark. Such purchases and sales, which are considered party-in-interest transactions, were handled by Investors Bank & Trust, a party-in-interest to the Plan, during 2006 and 2005, based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock and Waddell & Reed common stock are deposited in an interest-bearing short-term fund. These funds were deposited in the Investors Bank & Trust Investcash Fund.

NOTE E – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006 and 2005.

	December 31, 2006	December 31, 2005
Net assets available for benefits:		
Investments, at fair value	$ 126,165,719	$ 129,528,361
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	502,499	188,705
Total investments (current value column) per Form 5500 Schedule of Assets (Held at End of Year)	$ 126,668,218	$ 129,717,066

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN

H, Part IV, Line 4i
Schedule of Assets (Held At the End of the Year)

December 31, 2006

	Identity of Issue	Description of Investment	Current Value
*	Torchmark Corporation	967,517 shares $1 par value common stock	$61,688,884
	Waddell & Reed Financial, Inc.	257,761 shares $1 par value class A common stock	7,052,341
*	ING Financial Advisers, LLC	Pooled Separate Accounts:	
		648,675 units Oppenheimer Capital Appreciation	5,548,896
		401,733 units Fidelity Advisor Equity Growth	2,852,587
		287,523 units Fidelity Advisor Mid Cap	4,124,854
		60,291 units ING Intermediate Bond	756,472
		105,951 units ING GNMA Income	1,281,207
		12,647 units ING VP Strategic Allocation Balanced Portfolio	153,928
		27,384 units ING VP Strategic Allocation Growth Portfolio	325,596
		20,003 units ING VP Strategic Allocation Income Portfolio	251,403
		66,572 units Pioneer High Yield	1,049,882
		69,708 units Templeton Global Bond	1,385,712
		150,778 units Income Fund of America	3,774,786
		70,374 units AIM Global Health Care	2,426,942
		101,445 units EuroPacific Growth	5,408,822
		243,707 units Fidelity VIP Contrafund	3,379,998
		106,681 units Baron Growth	2,039,397
		137,358 units Lord Abbett Small Cap Value	3,004,351
		44,297 units T. Rowe Price Science & Technology	392,113
		3,503 units ING American Century Small-Mid Cap Value Portfolio	58,028
		25,986 units J. P. Morgan Mid Cap Value Portfolio	472,986
		32,298 units T. Rowe Price Equity Income	604,363
			39,292,323
*	ING Financial Advisers, LLC	Unallocated Annuity Contract - ING Fixed Account	15,898,849
*	Investors Bank & Trust	2,728,923 shares Investors Bank & Trust Investcash Fund	2,728,923
			$126,661,320

* Indicates a party-in-interest to the Plan

Index of Exhibits

99(a) – (1) Consent of Deloitte & Touche LLP to the incorporation by reference of their audit report dated February 28, 2007 into Form S-8 of the Torchmark Corporation Savings and Investment Plan (Registration No. 2-76378) (incorporated by reference from Exhibit 23(a) to Form 10-K for the year ended December 31, 2006).

99(a) – (2) Consent of Deloitte & Touche LLP to incorporation by reference of their independent registered public accounting firm report of June 25, 2007, to Form S-8 Registration Statement No. 2-76378.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Torchmark Corporation
Savings and Investment Plan

By: /s/ Tony G. Brill
Tony G. Brill, Member
Administrative Committee

By: /s/ Dennis R. Luft
Dennis R. Luft, Member
Administrative Committee

By: /s/ Anthony L. McWhorter
Anthony L. McWhorter, Member
Administrative Committee

Date: June 28, 2007

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 2-76378 of Torchmark Corporation on Form S-8 of our report dated June 22, 2007 appearing in the Annual Report on Form 11-K of the Torchmark Corporation Savings and Investment Plan for the year ended December 31, 2006.

Deloitte + Touche LLP

June 27, 2007

END